August 14, 2007

VIA EDGAR as a CORRESPONDENCE and HAND DELIVERY

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop #3561
Washington, DC 20549

RE:                              Great Plains Energy Incorporated
Amendment No. 1 to
Registration Statement on Form S-4
Filed on June 26, 2007
File No. 333-142715

Dear Mr. Owings:

On behalf of our client Great Plains Energy Incorporated (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 18, 2007 (the “Comment Letter”), with respect to Amendment No. 1 to the registration statement on Form S-4 filed by the Company with the Commission on June 26, 2007 (File No. 333-142715) (the “Registration Statement”). In connection with this response to the Comment Letter, the Company hereby files with the Commission pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Amendment”). On behalf of the Company, we are furnishing to the Staff by hand delivery three marked and three unmarked courtesy copies of the Amendment in typeset format. Each marked courtesy copy shows all changes to the Registration Statement as filed on June 26, 2007. The Company has responded in a separate letter to the portion of the comment letter relating to its annual report on Form 10-K.

The Company and, where applicable, Aquila, Inc. (“Aquila”) have responded to all of the Staff’s comments. The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment

Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

All page number references in the Company’s responses are to the page numbers in the Amendment.

Registration Statement on Form S-4 and Preliminary Proxy Statement on Schedule 14A

As a Participant in the Great Plains Energy Incorporated Cash or Deferred…. Page 8

1.                                      We note that your response to comment 5 in our letter dated June 7, 2007. Please include the first paragraph of that response in your document to explain what you mean when you refer to the fiduciary responsibilities of the plan trustee to plan participants in the context of unvoted shares.

Response: The Company has included this disclosure on page 8.

Conditions to the Completion of the Merger, page 13

2.                                      We note your response to comment 9 in our letter dated June 7, 2007. In your updated disclosure, you state that several of the conditions you mention depend on factors beyond your control, including the receipt of regulatory consents. Please disclose the other conditions to the completion of the merger or asset sale that are beyond your control as well.

Response: The Company has included this disclosure on pages 159 and 171.

Legal Proceedings Related to the Transactions, page 16

3.                                      We note your response to comment 10 in our letter dated June 7, 2007. In the new disclosure on page 173, you state that discovery has been suspended indefinitely by the court in the class action law suit entitled. Jolly Roger Fund LP et al. v. Aquila, Inc. et al. Please discuss the reasons that discovery has been suspended and what this means for the continuation of the suit. In this regard, we note recent statements in the press that the parties are discussing settlement of these claims.

Response: The Company has included this disclosure on page 177.

Unaudited Comparative Per Share Data. Page 25

4.                                      We note your response to comment 11 in our letter dated June 7, 2007. Please revise to present equivalent pro forma per share data for Aquila, Inc. or explain how your calculation complies with the instructions to paragraphs 3(e) and 3(f) of Form S-4. Additionally, please advise why you did not present historical book value per share for you or Aquila at December 31, 2006.

Response: The Company has included this disclosure on page 26. Historical book value per share at December 31, 2006, has been included in the Amendment.

Background of the Merger, page 50

5.                                      We note your response to comment 12 in our letter dated June 7, 2007. In your new disclosure in the third full paragraph on page 52, you state that you selected Black Hills Corporation as your strategic partner for a combined bid in the auction process to purchase Aquila, Inc. Please disclose the background information, including the discussions, meetings, and any other relevant information, regarding the manner in which you garnered the involvement of Black Hills in this acquisition and why you chose to proceed with Black Hills, as opposed to any of the other strategic partners from whom you sought solicitations of interest. Also, as previously requested, please disclose who controls Black Hills.

Response: The Company has included this disclosure on page 53. With respect to control of Black Hills, as indicated in the revised disclosure, Black Hills is a widely held company whose stock is traded on the New York Stock Exchange and there is no one person or entity that controls Black Hills.

6.                                      We note that your response to comment 18 in our letter dated June 7, 2007. You state that Aquila, Inc.’s management provided your board a summary of the key terms of the merger agreements previously provided to the bidders, the structure and type of consideration, the potential partnering arrangements, and the representations and warranties. Please provide a brief description of this summary.

Response: The Company has included this disclosure on page 56.

Great Plains Energy Incorporated Notes to Unaudited Pro Forma Condensed….page 188

Note 4.Q, page 193

7.                                      We note that your response to comment 32 in our letter dated June 7, 2007. Your response indicates Aquila, Inc.’s management concluded that its unrecognized prior service cost and net actuarial gain/loss in Missouri were not probable of recovery under the current “ERISA minimum contribution” recovery method. As you recorded a regulatory asset for these amounts in your pro forma adjustments, it appears that assessment has changed. If our understanding is correct, please explain to us in detail why you expect these costs to be probable of recovery through rates and whether the merger had any impact on that assessment. If our understanding is incorrect, please clarify. We may have further comment.

Response: Consistent with the requirements of SFAS No. 141, “Business Combinations,” for the merger, the Company’s management assessed the probability of recovery of Aquila’s unrecognized prior service cost and net actuarial gain/loss in Missouri. The Company concluded the recovery of these pension costs is probable for the combined company based upon the current regulatory treatment of pension costs in Missouri for both KCP&L and Aquila. Consistent with Aquila’s current Missouri rate orders, Aquila applies regulatory accounting pursuant to SFAS No. 71 to record the difference between the amounts included in rates and SFAS No. 87 expense. To date, Aquila has recorded a regulatory liability for this difference. KCP&L has similar regulatory treatment for pension costs in Missouri that provides for the establishment of a regulatory asset or liability for the difference between the amount of pension costs included in rates and SFAS No. 87 pension expense. To date, KCP&L has not had any pension costs associated with its regulated operations disallowed. Based upon this, as well as KCP&L’s positive relationship with Missouri regulators, the Company concluded the recovery of pension costs is probable.

Where you can find more information, page 216

8.                                      Please ensure that you update this discussion to incorporate the most recent current reports you filed.

Response: The Company has updated page 219 to incorporate the most recent current reports filed by the Company and Aquila.

Exhibit 5.1

9.                                      We note that your response to comment 35 in our letter dated June 7, 2007. Please have counsel remove the qualifications in the first two sentences of the second-to-last paragraph. As indicated currently, counsel may not qualify its opinion with respect to factual matters that may change between the time of the opinion and the closing of the transaction. The only qualification of this sort that counsel may include in the legal opinion is that the opinion is valid and counsel has no duty to update the opinion’s information following the registration statement’s date of effectiveness.

Response: Counsel has revised his opinion in Exhibit 5.1 to remove these qualifications.

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Please telephone the undersigned at (212) 735-2050 or my colleague Moshe Gerstein at (212) 735-3583 if you have any questions or need any additional information.

Very truly yours,

/s/ Nancy A. Lieberman

Nancy A. Lieberman

cc: Mark G. English, Esq.